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                                                                     EXHIBIT 8.1


                               December 1, 1998



Evergreen Bancorp, Inc.
237 Glen Street
Glens Falls, New York 12801

Dear Ladies and Gentlemen:

     You have requested our opinion as to certain federal income tax consequences of the proposed merger (the "Merger") of Evergreen Bancorp, Inc. ("Evergreen") with and into Banknorth Group, Inc. ("Banknorth").

     In preparing our opinion, you have directed us to assume that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of (a) the Affiliation Agreement and Plan of Reorganization between Banknorth and Evergreen, dated as of July 31, 1998 (the "Reorganization Agreement"), (b) the Agreement and Plan of Merger between Banknorth and Evergreen, dated as of July 31, 1998 (the "Plan of Merger"), and (c) the Stock Option Agreement dated as of July 31, 1998 (the "Option Agreement"); and (2) all of the factual information, descriptions, representations and assumptions set forth or referred to (a) in this letter (an advance copy of which has been provided to you), (b) in the Reorganization Agreement (with the exception of section 3.19 which refers to Banknorth as "well capitalized"), Plan of Merger and the Option Agreement (collectively referred to as the "Agreements"), (c) in letters to us from Evergreen dated December 1, 1998, and from Banknorth dated December 1, 1998, and in letters from KPMG Peat Marwick LLP to Evergreen dated December 1, 1998, and to Banknorth dated December 1, 1998 (the "Letters"), and (d) in the Prospectus/Joint Proxy Statement prepared in connection with the Merger, are accurate and complete and will be accurate and complete at the Effective Time./1/


--------------------
/1/ Terms not otherwise defined in this letter shall have the meanings assigned to them in the Reorganization Agreement.
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Evergreen Bancorp, Inc.
December 1, 1998
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     We have not independently verified any factual matters relating to the
Merger in connection with or apart from our preparation of this opinion. Accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.

                                    OPINION
                                    -------

     Assuming that the Merger is consummated in accordance with the terms and conditions set forth in the Agreements, and based on the facts set forth or referred to in the Letters and this letter, including all assumptions and representations in any such documents, and subject to the qualifications and other matters set forth herein, it is our opinion that for federal income tax purposes --

     1.   The Merger will constitute a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

     2. Except for cash received in lieu of fractional share interests, holders of Evergreen Common Stock who receive solely Banknorth Common Stock in exchange for their shares of Evergreen Common Stock in the Merger will not recognize gain or loss;

     3. The aggregate adjusted tax basis of Banknorth Common Stock received in the Merger will be the same as the aggregate adjusted tax basis of Evergreen Common Stock for which it was exchanged, reduced by any amount allocable to a fractional share interest for which cash is received; and

     4. The holding period of the shares of Banknorth Common Stock will include the holding period of the Evergreen Common Stock for which it is exchanged, provided that such Evergreen Common Stock was held as a capital asset at the Effective Time.

     The tax consequences described in this opinion may not be applicable to all Evergreen Shareholders,
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Evergreen Bancorp, Inc.
December 1, 1998
Page 3



including shareholders who are foreign persons, financial institutions, tax-exempt organizations, insurance companies, persons who receive their shares of Banknorth Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, or persons who acquired Evergreen Common Stock as part of a hedge, straddle or conversion transaction.

     Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

     Our opinion is based on the understanding that the relevant facts are, and will be at the Effective Time, as set forth or referred to in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected.

     Our opinion is also based on the Code, Treasury Regulations promulgated under the Code, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different. Moreover, our opinion is not binding on the Internal Revenue Service or the courts.

     We undertake no responsibility to update or supplement our opinion. Our opinion may be relied upon only with respect to the consummation of the Merger described herein.

     We hereby consent to the filing with the Securities and Exchange Commission of this opinion as an exhibit to the Registration Statement on Form S-4 and to the references to our firm under the headings "SUMMARY - Material Federal Income Tax Consequences" and "THE MERGER - Material Federal Income Tax Consequences" in the Prospectus/Joint Proxy Statement contained therein. In giving such consent, we do
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Evergreen Bancorp, Inc.
December 1, 1998
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not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                        Very truly yours,

                                        /s/ Arnold & Porter
                                        ARNOLD & PORTER